Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from continuing operations from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense and preferred share dividends represent income or loss allocated to preferred shares from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and preferred share dividends for the six-month period ended June 30, 2013 and for the five years ended December 31, 2012 (dollars in thousands):

	For the Six Month Period Ended June 30, 2013		For the Years Ended December 31
			2012		2011		2010	2009		2008
Net income (loss) from continuing operations	$(145,679)		$(168,341)		$(38,457)		$110,590	$(440,141)		$(617,130)
Add back fixed charges:
Interest expense	34,405		75,317		89,649		96,690	261,824		486,932

Earnings before fixed charges and preferred share dividends	(111,274)		(93,024)		51,192		207,280	(178,317)		(130,198)
Fixed charges and preferred share dividends:
Interest expense	34,405		75,317		89,649		96,690	261,824		486,932
Preferred share dividends	10,807		14,660		13,649		13,641	13,641		13,641

Total fixed charges and preferred share dividends	$45,212		$89,977		$103,298		$110,331	$275,465		$500,573

Ratio of earnings to fixed charges	—	(1)	—	(1)	—	(1)	2.1x	—	(1)	—	(1)
Ratio of earnings to fixed charges and preferred share dividends	—	(2)	—	(2)	—	(2)	1.9x	—	(2)	—	(2)

(1)	The dollar amount of the deficiency for the six-month period ended June 30, 2013 is $145.7 million and the dollar amount of the deficiency for the years ended December 31, 2012, 2011, 2009 and 2008 is $168.3 million, $38.5 million, $440.1 million, and $617.1 million, respectively.
(2)	The dollar amount of the deficiency for the six-month period ended June 30, 2013 is $156.5 million and the dollar amount of the deficiency for the years ended December 31, 2012, 2011, 2009 and 2008 is $183.0 million, $52.1 million, $453.8 million, and $630.8 million, respectively.